# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspire Biopharma Holdings, Inc., CIK 0001847345
CUSIP: 738920107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 194 Candelaro Drive, #233, Humacao, Puerto Rico (PR), 00791
Date of event which requires filing of this statement: 02/17/2025
Filed by CIK 0001470622

## Reporting persons
- Lance Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,883,375; shared voting power 0; sole dispositive power 4,883,375; shared dispositive power 0; aggregate amount beneficially owned 4,883,375 (9.98% of the class)
  Comment: Includes 1,875,886 shares of common stock held by Blackstone Capital Advisors, Inc., 2,344,989 share of common stock held by Cobra Alternative Strategies LLC, and 662,500 shares of common stock held by Thor Special Situations LLC.

## Item 1. Issuer
Name of issuer: Aspire Biopharma Holdings, Inc.
Address of issuer's principal executive offices: 194 Candelaro Drive, #233, Humacao, Puerto Rico, 00791

## Item 2. Person Filing
Name of person filing: Lance Friedman
Address of principal business office or, if none, residence: 25 N Market Street, Suite 205, Jacksonville, Florida 32202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,883,375
Percent of class: 9.98%
Sole power to vote or to direct the vote: 4,883,375
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,883,375
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lance Friedman: /s/ Lance Friedman, Lance Friedman (02/26/2025)